UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

SCHEDULE TO
(Rule 13e-4)
________________________

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

________________________

VOXWARE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
________________________

Options to Purchase Shares of common stock, Par Value $0.001 Per Share
(Title of Class of Securities)
________________________

92906L501
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
________________________

Kenneth W. Riley
Controller and Interim Chief Financial Officer
Voxware, Inc.
168 Franklin Corner Road
Lawrenceville, New Jersey 08648
1-609-514 4100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
S. James DiBernardo, Esq.
Heather Brookfield, Esq.
Morgan, Lewis, & Bockius LLP
Two Palo Alto Square
Palo Alto, California 94306
(650) 843-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$252,179	$7.74

*

The “transaction valuation” set forth above is based on the Black-Scholes option valuation model and assumes that all outstanding options eligible for tender covering an aggregate of 67,669 shares of common stock of Voxware, Inc. will be replaced pursuant to this offer, which may not occur.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as modified by Fee Advisory No. 5 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not applicable.
	Form or Registration No.:	Not applicable.
	Filing party:	Not applicable.
	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Replace Eligible Options, dated October 19, 2007 (the “Offer to Replace Options”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Voxware, Inc., a Delaware corporation (the “Company”); the address of its principal executive offices is 168 Franklin Corner Road, Lawrenceville, New Jersey 08648; and its telephone number is 1-609-514-4100. The information set forth in the Offer to Replace Options under Section 11 (“Information Concerning Voxware”) is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to replace outstanding “Eligible Options” (as defined in the Offer to Replace Options) held by current employees of the Company as of the Expiration Date (as defined below) who are subject to income taxation in the United States (“Eligible Optionees”) so that they may avoid potential adverse tax consequences under Internal Revenue Code Section 409A. Each eligible participant may elect to tender his or her Eligible Option to the Company for cancellation, and to receive in replacement a New Option that will be exactly the same as the cancelled option, except with a new grant date and an Adjusted Exercise Price (as defined in the Offer to Replace Options). Eligible Optionees who participate in the Offer will be eligible to receive a special Cash Bonus (as defined in the Offer to Replace Options) from the Company, all upon the terms and subject to the conditions set forth in the Offer to Replace Options and the related form of Letter of Transmittal attached hereto as Exhibit (a)(3). The Offer is currently set to expire at 11:59 p.m. Eastern Time on November 16, 2007, but may be extended (the “Expiration Date”). As of October 18, 2007, Eligible Options to purchase 67,669 shares of the Company’s common stock were outstanding.

The information set forth in the Offer to Replace Options on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Options; Eligible Optionees; Expiration Date; Replacement Date; Trading Value; Cancellation of Eligible Options and Grant of New Options; Cash Bonus; Examples; Former Employees; Additional Considerations”), Section 3 (“Status of Eligible Options Not Replaced”), Section 6 (“Acceptance of Eligible Options for Replacement and Commitment to Pay Cash Bonus”) and Section 9 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c) The information set forth in the Offer to Replace Options under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the Offer to Replace Options (“Information Concerning the Directors and Executive Officers of Voxware, Inc.”) is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Replace Options on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Options; Eligible Optionees; Expiration Date; Replacement Date; Trading Value; Cancellation of Eligible Options and Grant of New Options; Cash Bonus; Examples; Former Employees; Additional Considerations”), Section 3 (“Status of Eligible Options Not Replaced”), Section 4 (“Procedures for Tendering Eligible Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Replacement and Commitment to Pay Cash Bonus”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of New Options”), Section 10 (“New Options Will Not Differ from Eligible Options”), Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material U.S. Federal Income Tax Consequences”), Section 16 (“Extension of the Offer; Termination; Amendment”) and Section 19 (“Forward-Looking Statements; Miscellaneous”), is incorporated herein by reference.

(b) The information set forth in the Offer to Replace Options under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

(a) The information set forth in the Offer to Replace Options under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference. The Voxware, Inc. 2003 Stock Incentive Plan, pursuant to which the Eligible Options have been granted and pursuant to which New Options will be granted in replacement of certain Eligible Options, is attached hereto as Exhibit (d)(1) and contains information regarding the subject securities.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLAN OR PROPOSALS.

(a) The information set forth in the Offer to Replace Options under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b) The information set forth in the Offer to Replace Options under Section 6 (“Acceptance of Eligible Options for Replacement and Commitment to Pay Cash Bonus”) and Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) The information set forth in the Offer to Replace Options under Section 1 (“Eligible Options; Eligible Optionees; Expiration Date; Replacement Date; Trading Value; Cancellation of Eligible Options and Grant of New Options; Cash Bonus; Examples; Former Employees; Additional Considerations”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offer to Replace Options under Section 9 (“Source and Amount of Consideration; Terms of New Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

(b) The information set forth in the Offer to Replace Options under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Offer to Replace Options under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

(b) The information set forth in the Offer to Replace Options under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) The information set forth in the Offer to Replace Options under Section 11 (“Information Concerning Voxware”) and Section 18 (“Additional Information”) is incorporated herein by reference. Item 7 (“Financial Statements”) of the Company’s Annual Report on Form 10-KSB for its fiscal year ended June 30, 2007, and Item 1 of the Company’s Quarterly Report on Form 10-QSB for its quarter ended March 30, 2007, are incorporated herein by reference.

(b) Not applicable.

(c) Summary Information. The information set forth in the Offer to Replace Options under Section 11 (“Information Concerning Voxware”) is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Replace Options under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

ITEM 12. EXHIBITS.

(a)	(1)	Offer to Replace Options, dated October 19, 2007.
(a)	(2)	Email Announcement of Offer to Replace Options, dated October 19, 2007.
(a)	(3)	Form of Letter of Transmittal.
(a)	(4)	Form of Replacement Stock Option Agreement—Incentive Stock Option.
(a)	(5)	Form of Replacement Stock Option Agreement—Non-Statutory Stock Option.
(a)	(6)	Cash Bonus Agreement.
(a)	(7)	Withdrawal Form.
(a)	(8)	Form of Acknowledgement of Receipt of Letter of Transmittal/Withdrawal Form.
(a)	(9)	Forms of Reminder of Expiration Date.
(a)	(10)	Form of Notice of Expiration of Offer and Replacement of Eligible Options.
(a)	(11)	Voxware, Inc. Annual Report on Form 10-KSB for the year ended June 30, 2007, filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2007, is incorporated herein by reference.
(a)	(12)	Voxware, Inc. Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007, filed with the SEC on May 1, 2007, is incorporated herein by reference.
	(b)	Not applicable.
(d)	(1)

Voxware, Inc. 2003 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003, filed with the SEC on October 14, 2003.

(d)	(2)

Form of Stock Option Agreement under the Voxware, Inc. 2003 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003, filed with the SEC on October 14, 2003.

	(g)	Not applicable.
	(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

VOXWARE, INC.

By:	/s/ Kenneth W. Riley
Kenneth W. Riley
Controller and Interim Chief Financial Officer

Date:	October 19, 2007

INDEX OF EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)	Offer to Replace Options, dated October 19, 2007.
(a)(2)	Email Announcement of Offer to Replace Options, dated October 19, 2007.
(a)(3)	Form of Letter of Transmittal.
(a)(4)	Form of Replacement Stock Option Agreement –Incentive Stock Option.
(a)(5)	Form of Replacement Stock Option Agreement—Non-Statutory Stock Option.
(a)(6)	Cash Bonus Agreement.
(a)(7)	Withdrawal Form.
(a)(8)	Form of Acknowledgement of Receipt of Letter of Transmittal/Withdrawal Form.
(a)(9)	Forms of Reminder of Expiration Date.
(a)(10)	Form of Notice of Expiration of Offer and Replacement of Eligible Options.
(a)(11)	Voxware, Inc. Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007, filed with the SEC on September 25, 2007, is incorporated herein by reference.
(a)(12)	Voxware, Inc. Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007 filed with the SEC on May 1, 2007, is incorporated herein by reference.
(b)	Not applicable.
(d)(1)

Voxware, Inc. 2003 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003, filed with the SEC on October 14, 2003.

(d)(2)

Form of Stock Option Agreement under the Voxware, Inc. 2003 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003, filed with the SEC on October 14, 2003.

(g)	Not applicable.
(h)	Not applicable.